Filed by Ortho Clinical Holdings plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Quidel Corporation

Commission File No.: 000-10961

Date: December 23, 2021

DECEMBER 23, 2021

Follow-up Message from CEO Chris Smith

As previously announced, Ortho has signed a definitive agreement in which Quidel Corporation will acquire Ortho Clinical Diagnostics and merge our two organizations. We hosted several townhall sessions about this exciting announcement and the compelling strategic fit of Ortho and Quidel. Quidel shares our commitment to customers and passion for the patients we ultimately serve. Through our combined scale, complementary technologies, and financial strength, we will be in an enviable position to accelerate growth, while meeting the needs of our customers and their patients.

Today, Quidel is a leading manufacturer of diagnostic solutions at the point-of-care, developing technologies which drive improved patient outcomes and provide economic benefits to the global healthcare system. Through Ortho’s vast global reach and Quidel’s expanded access to point-of-care diagnostics, the combined company will be able to capitalize on the significant cross-selling opportunities and move into attractive adjacent market segments. The merger will also help to accelerate product innovation and put us at the forefront of rapidly expanding molecular diagnostics and at-home testing.

Together, we will continue to advance life-changing diagnostic solutions to improve patient outcomes and deliver economic benefits to the healthcare system.

What to expect going forward:

Over the next few months, we will continue pursuing the necessary approvals and consents to close this transaction. We anticipate closing during the first half of 2022. We will also begin to develop a roadmap for the integration of the companies after closing. A joint team will lead the integration planning efforts and will share progress as milestones are achieved.

Our day-to-day operations will not change in the near term so we can maintain business continuity for our customers and partners. It is important that, as a team, we remain focused on the core of our business and do everything possible to continue to serve our customers and their patients at the highest level.

We are committed to transparently providing timely updates as information becomes available. Additionally, click here for the first in our Q&A series available on Inside Ortho. We also encourage you to submit any questions about this merger to q&a@orthoclinicaldiagnostics.com. While you won’t receive a direct response from this mailbox, answers will be provided in a variety of formats and forums, such as team meetings, townhalls, vblogs, Q&A emails as well as Ortho’s weekly newsletter and Inside Ortho updates.

Thank you all again for your dedication and commitment to Ortho, our teammates, customers and the patients we serve.

Sincerely,

Chris

Please note that all content is for internal use only, contains confidential information,

and is not for further distribution.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed business combination transaction among Ortho Clinical Diagnostics Holdings plc (“Ortho Clinical Diagnostics”), Quidel Corporation (“Quidel”) and Coronado Topco, Inc. (“Topco”) will be submitted to the shareholders of Ortho Clinical Diagnostics and Quidel for their consideration. Ortho Clinical Diagnostics and Topco expect to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of Ortho Clinical Diagnostics and Topco and a proxy statement of Ortho Clinical Diagnostics. Ortho Clinical Diagnostics and Topco also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ORTHO CLINICAL DIAGNOSTICS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and

security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about Ortho Clinical Diagnostics, Quidel and Topco, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Ortho Clinical Diagnostics, when and if available, can be obtained free of charge on Ortho Clinical Diagnostics’ website at https://www.orthoclinicaldiagnostics.com/en-us/home/ or by directing a written request to OrthoCareTechnicalSolutions@orthoclinicaldiagnostics.com.

Ortho Clinical Diagnostics and certain of its respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Ortho Clinical Diagnostics in connection with the proposed transaction. Information about the directors and executive officers of Ortho Clinical Diagnostics is set forth in its annual report on Form 10-K, which was filed with the SEC on March 19, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “intend,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on Ortho Clinical Diagnostics’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Ortho Clinical Diagnostics and Quidel generally, including those set forth in Ortho Clinical Diagnostics’ filings with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of its annual report on Form 10-K and quarterly report on Form 10-Q, its current reports on Form 8-K and other SEC filings, including the proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Ortho Clinical Diagnostics assumes no obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.